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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 1-13933


(Check One):
      [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

         For Period Ended:  July 29, 2001

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
      For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant             Vlasic Foods International Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
Six Executive Campus
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City, State and Zip Code            Cherry Hill, New Jersey 08002
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                                     PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The registrant had anticipated that its Chapter 11 liquidating plan (the "Plan") would have been confirmed and would have become effective prior to the due date of its Form 10-K. The Plan provides for the cancellation of all of the common stock and debt securities issued by the registrant. Accordingly, no filings with the Securities and Exchange Commission will be required once the Plan is confirmed and becomes effective. However, the registrant's confirmation hearing for the Plan will be heard by the U.S. bankruptcy court after the due date of the registrant's Form 10-K. The Plan is now expected to be confirmed on October 31, 2001 and to become effective in November 2001. In light of the foregoing, the registrant has to prepare a Form 10-K which it had not anticipated to be necessary. This made it impractical to complete the Form 10-K filing by the due date. The registrant expects to file the Form 10-K on or prior to November 13, 2001.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Gary Polkowitz              (856)               969-7171
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             (Name)               (Area Code)        (Telephone Number)


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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [X] Yes  [ ] No
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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes           [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please see Attachment A

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                         Vlasic Foods International Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    October 30, 2001                   By: /s/ Joseph Adler
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                                            Joseph Adler
                                            VICE PRESIDENT AND CONTROLLER

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
         Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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                                                                    ATTACHMENT A

         As noted in Part III of the registrant's Form 12b-25, the registrant's Chapter 11 liquidating plan is expected to be approved and finalized imminently. Once this occurs, substantially all of the registrant's assets will be transferred to a newly created limited liability company with the goal of ultimate liquidation of all of such assets and the distribution of the proceeds resulting therefrom to the registrant's creditors. Given such liquidation, there will be a significant change in results of the registrant's operations from the corresponding period last year when the registrant still owned operating assets.


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